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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

HAWK CORPORATION
(Name of Subject Company)

HAWK CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

420089 10 4
(CUSIP Number of Class of Securities)

Ronald E. Weinberg
Chief Executive Officer
Hawk Corporation
200 Public Square, Suite 1500
Cleveland, Ohio 44114
(216) 861-3553
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Marc C. Krantz, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. Ninth Street, 20th Floor
Cleveland, Ohio 44114
(216) 696-8700
(216) 621-6536 (fax)

James P. Dougherty, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 579-0212 (fax)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

        This Amendment No. 2 to Schedule 14D-9 ("Amendment No. 2") amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission ("SEC") on November 1, 2010 (as subsequently amended, the "Schedule 14D-9"), by Hawk Corporation, a Delaware corporation ("Hawk" or the "Company"), relating to the cash tender offer by HC Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Carlisle Companies Incorporated, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, of Hawk (together with the associated preferred share purchase rights, the "Shares") at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal") contained in the Schedule TO filed by the Purchaser and Parent with the SEC on November 1, 2010. The Offer to Purchase and the Letter of Transmittal together constitute the "Offer."

        All capitalized terms used in this Amendment No. 2 but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

        The items of the Schedule 14D-9 are hereby amended and supplemented as follows:

Item 3.    Past Contracts, Transactions, Negotiations and Agreements

        Item 3(a)—"Tender and Voting Agreements and Redemption of Series D Preferred Stock" of the Schedule 14D-9 is hereby amended and supplemented by replacing the references to "Messrs. Weinberg, Harbert and Weinberg" with "Messrs. Weinberg, Harbert and Krantz."

Item 4.    The Solicitation or Recommendation

        Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph on page 21 with the following:

        Between October 5 and October 6, 2010, Harris Williams contacted each of Carlisle, Bidder B and Bidder D and engaged in discussions with them regarding increasing the price per share and other terms of their proposals. Harris Williams informed each of these bidders that, based on Hawk's actual results through September 2010, Hawk believed that it could achieve 2010 full-year operating income of $40.4 million ($56.5 million of adjusted EBITDA), an increase from its previously-disclosed operating income range of $36.0 million to $39.0 million. Representatives of KJK had conversations with representatives of Dorsey, and with legal advisors for Bidder D, regarding the submitted mark-ups of the form of the merger agreement.

        Item 4(d) of the Schedule 14D-9 is hereby amended and supplemented by replacing such section in its entirety with the following:

        (d)    Certain Financial Projections

        Hawk does not as a matter of course make public projections as to future performance, earnings or other results beyond the current year due to the unpredictability of the underlying assumptions and estimates. However, in connection with the sale process, Hawk's executive management provided internal, non-public, five-year projections (the "June 2010 Projections") to all prospective buyers who received a confidential information memorandum, including Carlisle, in connection with their due diligence review. Hawk revised and updated the June 2010 Projections in September 2010 (the

"September 2010 Projections") and again in October 2010 (the "October 2010 Projections" and together with the June 2010 Projections and the September 2010 Projections, the "Projections") as actual results for the third quarter became available and updated forecasts for the fourth quarter became available. Hawk provided the September 2010 Projections (only with respect to the year ending December 31, 2010) to Carlisle, Bidders B, C, D and E and two other bidders (each of whom subsequently withdrew from the process), who were the only bidders still actively participating in the process at the time the September 2010 Projections were prepared. Hawk provided the October 2010 Projections (only with respect to operating income and adjusted EBITDA for the year ending December 31, 2010) on October 5 and October 6, 2010, to Carlisle, Bidder B and Bidder D, who at that time were the only bidders still actively participating in the process. When the full October 2010 Projections became available after Carlisle and Hawk had entered into an exclusivity agreement on October 8, 2010, Hawk provided the full October 2010 Projections to Carlisle. As described under the heading "Opinion of Harris Williams" in this Item 4 of this Schedule 14D-9, Hawk provided the Projections to Harris Williams for consideration in connection with the rendering of its fairness opinion to Hawk's board of directors and performing its related financial analyses.

        The Projections were prepared by, and are the responsibility of, Hawk's executive management. The Projections were not prepared with a view toward public disclosure. Accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Ernst & Young LLP, Hawk's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. Hawk has included below a summary of the Projections to give its stockholders access to certain non-public information because such information was provided to Harris Williams and Carlisle (except for, in the case of Carlisle, only with respect to the year ending December 31, 2010 for the September 2010 Projections). The summary of the Projections below is not being included in this Schedule 14D-9 to influence a Hawk stockholder's decision whether to tender Shares in the Offer.

        The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Hawk's executive management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult to predict and many of which are beyond Hawk's control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved are described in Hawk's annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.

        There can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Hawk, Carlisle, the Purchaser or any of their affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither Hawk, Carlisle, the Purchaser nor any of their affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. None of Hawk, Carlisle or the Purchaser intends to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither Hawk, Carlisle, the Purchaser nor any of their affiliates, advisors, officers, directors or representatives has made or makes any representation to any Hawk stockholder or other person regarding the ultimate performance of Hawk compared to the information contained in the Projections or that the Projections will be achieved. Hawk has made no representation to Carlisle or the Purchaser, in the Merger Agreement or any other agreement, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, Hawk stockholders are cautioned not to place undue, if any, reliance on the Projections.

        The following is a summary of the Projections:

Projected Financial Information
(dollar amounts are in millions; all amounts are approximate)

	Year Ending December 31,
	2010	2011	2012	2013	2014	2015
June 2010
Net Sales	$232.0	$263.7	$296.4	$325.3	$356.5	—
Income from Operations	$34.8	$39.5	$44.8	$49.7	$54.5	—
EBITDA	$43.0	$47.9	$53.8	$59.2	$64.3	—
EBITDA Adjusted(1)	$49.9	$55.0	$61.5	$67.2	$72.6	—
September 2010
Net Sales	$246.3	$272.7	$299.2	$326.9	$356.7	$389.3
Income from Operations	$38.8	$43.6	$48.0	$52.9	$57.7	—
EBITDA	$46.8	$52.1	$56.9	$62.3	$67.4	$73.6
EBITDA Adjusted(1)	$54.9	$59.1	$64.6	$70.4	$75.8	$82.7
October 2010
Net Sales	$251.3	$278.2	$305.3	$333.6	$364.1	—
Income from Operations	$40.4	$44.7	$49.2	$54.3	$59.2	—
EBITDA	$48.4	$53.2	$58.1	$63.6	$68.9	—
EBITDA Adjusted(1)	$56.5	$60.2	$65.8	$71.7	$77.3	—

(1)
Excludes certain non-recurring expenses such as (i) fees and expenses associated with operating a publicly traded company, (ii) certain expenses with respect to Messrs. Weinberg and Harbert, (iii) salary and benefit expenses, (iv) legal expenses related to current litigation, (v) dues, subscriptions and other charitable contributions, (vi) expenses associated with Hawk's corporate office, and (vii) expenses associated with corporate aircraft.

        Item 4(e)—"Comparison to Publicly Traded Companies," "Comparison to Mergers and Acquisitions" and "Discounted Cash Flow Analysis" of the Schedule 14D-9 are hereby amended and supplemented by replacing such subsections of Item 4(e) in their entirety with the following:

Comparison to Publicly Traded Companies

        Harris Williams reviewed and compared publicly available selected financial data and stock trading prices for eleven publicly traded companies chosen by Harris Williams. Harris Williams selected these eleven companies because they were deemed comparable to Hawk as they are manufacturers of critical components for either off-highway applications ("Off-Highway Manufacturers") or aerospace and defense applications ("Aerospace Manufacturers"). The comparable companies selected by Harris Williams are:

Off-Highway Critical Components Manufacturers
Altra Holdings, Inc.	ArvinMentor, Inc.	BorgWarner, Inc.	Carlisle Companies Inc.
Continental AG	Federal-Mogul Corp.	GKN plc
Aerospace & Defense Critical Components Manufacturers
Barnes Group Inc.	Goodrich Corp.	HEICO Corp.	Ladish Co. Inc.

        For each of these comparable companies, Harris Williams obtained the applicable company's expected earnings before interest, taxes, depreciation and amortization for the 12 month period ending December 31, 2010 ("Forward EBITDA"), using the median Forward EBITDA of coverage analysts of that company. Harris Williams then obtained each comparable company's total enterprise value as of October 13, 2010, (based on its market capitalization as of that date) as a multiple of that company's Forward EBITDA.

        Harris Williams calculated a weighted Forward EBITDA multiple (7.5x) by weighting the median Forward EBITDA multiple of the Off-Highway Manufacturers (7.2x) by 85% and the Aerospace Manufacturers (9.3x) by 15%, to reflect the sales distribution of Hawk. Harris Williams then estimated a range of Forward EBITDA multiples around the weighted median Forward EBITDA multiple of comparable companies (6.5x to 8.5x).

        Harris Williams then estimated (1) a range of enterprise values for Hawk ($287.0 million to $375.0 million) by multiplying the endpoints of the Forward EBITDA multiple range by Hawk's Forward EBITDA, estimated as the median consensus of analysts covering Hawk, of $44 million and (2) a range of enterprise values for Hawk ($358.6 million to $468.5 million) by multiplying the endpoints of the Forward EBITDA multiple range by Hawk's adjusted EBITDA, as projected by management of Hawk in the September 2010 Projections, of $55.0 million.

        Harris Williams adjusted the range of enterprise values for Hawk by appropriate size discount (21.8%) and control premium percentages (24.0%), each based on Harris Williams' reasonable judgment and experience, to arrive at a range of implied equity values based on analyst-derived Forward EBITDA ($280.5 million to $365.9 million) and a range of implied equity values based on Hawk's adjusted EBITDA, as projected by management of Hawk in the September 2010 Projections, of $55.0 million ($349.9 million to $456.6 million). These estimated implied equity value ranges corresponded to a per share value of approximately $34.02 to $44.37 based on analyst estimates and $42.44 to $55.37 based on the September 2010 Projections.

        The results of these calculations are set forth in the chart below:

	Implied Equity Value ($1,000s)		Price Per Share
Company Forward EBITDA (as adjusted)	Low	High	Low	High
Based on Analyst Estimates	$280,549	$365,880	$34.02	$44.37
Based on September 2010 Projections	$349,948	$456,560	$42.44	$55.37

        Harris Williams then compared the range of per share values calculated by Harris Williams based on comparable publicly traded companies against the Offer Price to be received by the public shareholders of $50.00 per share.

        No company used in the comparable public company analysis is identical to Hawk. In performing its analyses, Harris Williams made numerous assumptions with respect to industry performance, business and other matters, many of which are beyond the control of Harris Williams or the parties to the Merger Agreement. Mathematical analysis of comparable companies (such as determining medians) in isolation from other analyses is not an effective method of evaluating a transaction.

Comparison to Mergers and Acquisitions

        Harris Williams reviewed and analyzed certain financial data and the purchase price paid in comparable merger and acquisition transactions between January 2007 and June 2010 for which relevant information was publicly available. Harris Williams selected these transactions based on the similarity of certain aspects of the transactions and the companies involved in the transactions relative to the Transaction and Hawk, including transactions involving manufacturers of critical components for off-highway and aerospace and defense applications.

Comparable Transactions

Date	Target Company	Acquirer
June 2010	Vought Aircraft Holdings, Inc.	Triumph Group, Inc.
December 2008	Standard Car Truck Co. Inc.	Westinghouse Air Brake Technologies Corporation
June 2007	K&F Industries Holdings, Inc.	Meggitt-USA, Inc.
May 2007	FastenTech, Inc.	Doncasters Group Limited
May 2007	McKechnie Aerospace DE, Inc.	JLL Partners
March 2007	Argo-Tech Corp.	Eaton Corporation
March 2007	Pacifica Group Pty Limited	Robert Bosch GmbH
January 2007	Metaldyne Corporation	Asahi Tec Corp.

        For each transaction, Harris Williams obtained the total enterprise value of the transaction as a multiple of the target company's EBITDA for the last twelve months ("LTM") from publicly available information. Harris Williams calculated the median multiples of EBITDA for the selected precedent transactions for the LTM, adjusted for differences in the S&P 500 index price at the time of the close of each transaction as compared to the price of the index as of October 13, 2010.

        Harris Williams calculated a range of LTM EBITDA multiples (6.8x to 8.8x) for Hawk around the median LTM EBIDTA multiple (7.8x) of the comparable transactions.

        Harris Williams calculated a range of enterprise values for Hawk ($266.3 million to $344.1 million) by multiplying the endpoints of the LTM EBITDA multiple range by Hawk's LTM EBITDA, based on Hawk's quarterly report on Form 10-Q for the period ended June 30, 2010 (the "June 30 10-Q") of $38.9 million, and a range of enterprise values for Hawk ($347.2 million to $448.6 million) by multiplying the endpoints of the LTM EBITDA multiple range by Hawk's LTM EBITDA, based on updated EBITDA provided by Hawk as of August 31, 2010, of $50.7 million. Adjusted for Hawk's net debt position as of June 30, 2010 ($2.3 million) and discounted to reflect the relative size of Hawk to the selected companies (12.8%), these estimated enterprise value ranges corresponded to a per share value of approximately $28.41 to $36.64 for LTM EBITDA based on the June 30 10-Q and $36.96 to $47.69 for LTM EBITDA based on management provided EBITDA.

        Harris Williams then compared the range of per share values calculated by Harris Williams based on comparable transactions against the Offer Price to be received by the public shareholders of $50.00 per share.

        No transaction utilized in the comparable transaction analysis is identical to the Transaction. In evaluating the transactions, Harris Williams made numerous assumptions with respect to industry performance, business and other matters, many of which are beyond the control of Harris Williams or the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Discounted Cash Flow Analysis

        Harris Williams estimated the value of Hawk based on projected free cash flow estimates. The free cash flow estimates were generated utilizing the September 2010 Projections. See "Certain Financial Projections" beginning on page 28 (page 2 of this Amendment No. 2). Harris Williams did not perform any independent inquiry with respect to the reasonableness of those Projections.

        Harris Williams calculated a 12.4% weighted average cost of capital, or discount rate, using the Capital Asset Pricing Model and the median capital structure of the comparable public companies. Harris Williams then applied this discount rate to Hawk's unlevered free cash flow projections and a terminal value for Hawk, based on a 2% perpetuity growth rate, to arrive at an estimated enterprise value. Harris Williams created a range of implied enterprise values for Hawk ($313.3 million to $423.2 million) by adjusting the estimated enterprise value, as referenced in the previous sentence, of Hawk up and down by Hawk's Forward EBITDA. Adjusting these estimated implied enterprise value ranges for Hawk's estimated net cash position as of December 31, 2010 ($19.9 million), per the management-provided projected balance sheet, corresponded to a per share value of approximately $40.41 to $53.74.

        Harris Williams then compared the range of per share values calculated by Harris Williams based on its discounted cash flow analysis against the Offer Price to be received by the public shareholders of $50.00 per share.

        While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, perpetuity growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of Hawk's present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

        Item 4(e)—"Leveraged Buyout Analysis" of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph of such subsection of Item 4(e) with the following:

        Harris Williams calculated the enterprise value of Hawk using the September 2010 Projections, publicly available historical information and Harris Williams' own assumptions around transaction and financing costs to estimate the implied purchase price that a hypothetical financial buyer could pay for Hawk.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWK CORPORATION
By:	/s/ THOMAS A. GILBRIDE
Name: Thomas A. Gilbride Its: Vice President—Finance and Treasurer

Dated: November 8, 2010

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 1, 2010.(1)(2)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).(1)(2)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)(2)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(F)	Form of Summary Advertisement as published on November 1, 2010 in The New York Times.(1)
(a)(1)(G)	Form of Notice to Participants in the Hawk Corporation 401(k) Retirement Plan.(3)
(a)(2)(A)	Letter to Stockholders from the Chairman of the Board of Hawk Corporation, dated November 1, 2010.(2)
(a)(2)(B)
Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). (2)
(a)(5)(A)	Opinion of Harris Williams & Co., dated October 14, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).(2)
(a)(5)(B)
Press Release, dated October 15, 2010 (incorporated herein by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(a)(5)(C)
Joint Press Release, dated October 15, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(a)(5)(D)
Presentation Materials from Conference Call, dated October 15, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Carlisle Companies Incorporated on October 12, 2010).
(a)(5)(E)	Transcript of Conference Call, held October 15, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 15, 2010).
(a)(5)(F)	Presentation Materials from Conference Call, dated October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010).
(a)(5)(G)	Transcript of Conference Call, held October 26, 2010 (incorporated by reference to the Schedule TO-C filed by Carlisle Companies Incorporated on October 28, 2010).
(a)(5)(H)	Complaint filed by Timothy B. Hardy, individually and on behalf of all others similarly situated, on October 25, 2010, in the Court of Chancery of the State of Delaware.(1)
(a)(5)(I)	Complaint filed by Patrick Sweeney, individually and on behalf of all others similarly situated, on October 27, 2010, in the Court of Chancery of the State of Delaware.(1)

Exhibit No.	Description
(e)(1)	Agreement and Plan of Merger, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and wholly-owned subsidiary of Carlisle, and Hawk Corporation (incorporated by reference to Exhibit 2.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(2)	Confidentiality Agreement, dated July 30, 2010, by and between Harris Williams & Co. (on behalf of Hawk Corporation) and Carlisle Companies Incorporated, a Delaware corporation.(1)
(e)(3)	Exclusivity Agreement, dated October 7, 2010, by and between Hawk Corporation and Carlisle Companies Incorporated, a Delaware corporation.(1)
(e)(4)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Ronald E. Weinberg in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.2 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(5)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Norman C. Harbert in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.3 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(6)
Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Byron S. Krantz in his capacity as a stockholder of Hawk Corporation (incorporated by reference to Exhibit 2.4 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(7)
First Amendment to the Amended and Restated Rights Agreement, dated as of October 14, 2010, between Hawk Corporation and ComputerShare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(8)
Second Amendment to Hawk Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(9)
Second Amendment to Hawk Corporation Amended and Restated 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(10)
Form of Option Cancellation Letter, dated October 14, 2010, between Hawk Corporation and each of Ronald E. Weinberg, B. Christopher DiSantis, Joseph J. Levanduski, Thomas A. Gilbride, Byron S. Krantz, Dan T. Moore III and Paul R. Bishop (incorporated by reference to Exhibit 10.3 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).

Exhibit No.	Description
(e)(11)	Amendments to Agreements, dated as of October 14, 2010, by and between Hawk Corporation, Friction Products Co., an Ohio corporation and wholly-owned subsidiary of Hawk, and Ronald E. Weinberg (incorporated by reference to Exhibit 10.4 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(12)
Acknowledgment of Termination of Employment under Amended and Restated Senior Advisor Agreement, dated as of October 14, 2010, by and between Hawk Corporation and Norman C. Harbert (incorporated by reference to Exhibit 10.5 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(13)
Letter Agreement between Thomas A. Gilbride and Hawk Corporation, dated October 14, 2010 (incorporated by reference to Exhibit 10.6 to Hawk's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010).
(e)(14)
Change of Control Agreement, dated August 19, 2010, between John T. Bronstrup and Hawk Corporation (incorporated by reference to the Schedule 14D-9 filed by Hawk Corporation with the Securities and Exchange Commission on November 1, 2010).

(1)
Incorporated by reference to the Schedule TO filed by Parent and the Purchaser on November 1, 2010.

(2)
Included in materials mailed to the stockholders of Hawk Corporation.

(3)
Incorporated by reference to Amendment No. 1 to Schedule TO filed by Parent and the Purchaser on November 3, 2010.

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  Item 3. Past Contracts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
SIGNATURE
EXHIBIT INDEX